Exhibit 99.8

Valley
Detroit Diesel
Allison
425 South Hacienda Boulevard, City of Industry, California 91745
(626) 333-1243    FAX (626) 369-7096


FEDERAL EXPRESS
---------------

June 19, 2003

James W. Storey
Chair of the Special Committee of the Board of Directors
Westerbeke Corporation
Three Saddle Ridge Road
Dover, Mass. 02030

RE: New and Third Offer by Valley Detroit Diesel Allison to Purchase the Assets of Westerbeke Corporation

Dear Mr. Storey:

      Valley Detroit Diesel Allison ("VDDA" or "We") is presenting a new offer to purchase all of the assets of Westerbeke Corporation ("WTBK"), subject to the liabilities on WTBK's balance sheet, on the terms and conditions set forth in this letter. The terms of the purchase offer set forth in this letter are conditioned upon the assets and liabilities of WTBK being substantially consistent with the assets and liabilities disclosed on WTBK's second quarter financial statement set forth in the Form 10Q dated April 26, 2003.

      1. We will pay WTBK $7,232,793 ($3.70 times the 1,954,809 shares outstanding) in cash at closing. We are confident that our offer will yield each shareholder substantially in excess of the pending $3.00 per share offer that you have determined to recommend, even after any incidental costs of distribution of the proceeds.

      2. We will assume all the liabilities stated on WTBK's balance sheet in the approximate amount of $7.2 million (based on WTBK's second quarter 2003 Form 10Q dated as of April 26, 2003).

      3. We will acquire all of the assets on the WTBK balance sheet and all of WTBK's off-balance sheet assets and intangibles, including but not limited to intellectual property, service marks, trademarks, patents, copyrights, as well as any rights, claims and choses in action. The assets will be acquired free and clear of all secured and unsecured debts, mortgages, pledges, liens, charges, security interests, encumbrances and obligations of any kind or nature whatsoever. We shall obtain insurance to protect against the assertion of any undisclosed and

                              Distributor for:
                DETROIT DIESEL CORPORATION DEUTZ CORPORATION
ELECTRO-MOTIVE & ALLISON TRANSMISSION, DIVISIONS OF GENERAL MOTORS
CORPORATION

Valley

Mr. James W. Storey
Third Offer to Purchase WTBK
June 19, 2003
Page 2 of 4

unassumed liabilities (other than those arising out of the conduct of Mr. Westerbeke and the Board in connection with this transaction).

      4. WTBK will agree to distribute the net proceeds of the asset sale to its shareholders.

      5. Our offer is conditioned on the approval of WTBK's Special Committee of the Board of Directors and the unanimous approval of the non-employee members of the Board of Directors of WTBK.

      6. We will conduct our due diligence as quickly as possible. We request immediate access to WTBK to obtain (a) interviews with key employees and management, (b) accounting diligence, and (c) customary legal and environmental reviews.

      7. We will enter into a standard form non-disclosure agreement in form acceptable to WTBK's counsel prior to commencing our due diligence review.

      8. This is a firm offer, subject only to WTBK's agreement to the foregoing terms and the successful completion of our due diligence review.

      9. We are ready to perform financially and are willing to provide you with substantiation on request.

      10. Based on the terms outlined in this letter, the parties will proceed to negotiate a mutually satisfactory asset purchase agreement (the "Definitive Agreement"). The Definitive Agreement will contain terms, conditions, representations, warranties, covenants and non-competition provisions customary and appropriate for the type of transaction contemplated.

      11. Provided that VDDA has presented transaction documents and is prepared to close the transaction on the economic terms outlined herein, if for any reason whatsoever the transaction does not close on the terms and conditions set forth herein, WTBK will pay VDDA a break-up fee of seventy-five thousand dollars ($75,000.00). The parties acknowledge and agree that, given VDDA's substantial investment of time and resources in due diligence, documentation, planning and related activities associated with the transaction, and the difficulty of quantifying with precision VDDA's losses if the transaction does not occur (including out-of-pocket costs, opportunity costs and other costs) this break-up fee is fair and reasonable compensation to VDDA.

      12. Between the date of this letter and the closing date of the Definitive Agreement, WTBK will have conducted its business and affairs only in the ordinary and usual course, will not have engaged in any activity or entered into any transaction outside of the ordinary and usual

Valley

Mr. James W. Storey
Third Offer to Purchase WTBK
June 19, 2003
Page 3 of 4

course of business and will not have increased the compensation of any director or officer or of any other employee, contractor or other person or entity. Prior to the Closing Date, WTBK shall preserve and keep intact its business organization, to keep available to WTBK the services of its present employees and contractors, including its officers, and to preserve for VDDA the good will of the contractors, customers, suppliers, creditors and others having business relations with WTBK. In particular, WTBK will not transfer or sell any of its assets other than retail sales in the ordinary course of business.

      13. This letter is an expression of the current intentions of the parties only and is not legally binding upon the parties hereto. This letter does not set forth all of the matters upon which agreement must be reached in order for the proposed transaction to be consummated. Notwithstanding anything to the contrary contained in this paragraph, the provisions of paragraphs 10, 11, 12 and 13 of this letter shall be legally binding upon and enforceable against each of the parties hereto.

      VDDA's terms, as set forth above, offer several collateral benefits for the WTBK shareholders, including (a) higher net proceeds to the WTBK shareholders, (b) the lowering of costs associated with the acquisition,
(c) the elimination of potential liabilities and (d) improvement of (rather than harming) the defendant's position in the lawsuit arising from the terms of Westerbeke Acquisition Corporation's offer to acquire the shares of WTBK. We believe our offer will result in a substantially greater economic benefit to all of the shareholders of WTBK without exposing them to any higher risk or detriment. In addition we strongly believe that VDDA brings significant resources and collateral benefits to the operations of WTBK including its employees. It is VDDA's intent to restore the operations of WTBK to profitability through the utilization of its existing plant.

      We again restate that we would prefer to have the cooperation, advice and insights of Mr. Westerbeke available to us in the operation of WTBK's business. The failure to obtain Mr. Westerbeke's cooperation in our purchase of WTBK's assets has limited the amount that we are able to offer over and above the amount offered herein.

      The Agreement and Plan of Merger obligates your committee to recommend to the shareholders the "Superior Acquisition Proposal". VDDA's offer is clearly the better offer open for your consideration, as it will "provide greater value to the Company's shareholders than the transaction contemplated by the Agreement and Plan of Merger." We are ready, willing and able to consummate the offer as set forth in this letter. We urge your committee to discharge its duty in good faith to obtain the fair price for WTBK's assets and recommend VDDA's superior acquisition proposal to the shareholders for their approval.

Valley

Mr. James W. Storey
Third Offer to Purchase WTBK
June 19, 2003
Page 4 of 4

      We would like to afford you a reasonable opportunity to consider our proposal. We therefore will hold this offer open through 3 P.M. (EDT)/12 P.M. (PDT) on Thursday July 3, 2003 for you to let us know your response to this offer to acquire the assets of WTBK.

                                       Very truly yours,

                                       VALLEY DETROIT DIESEL ALLISON


                                       By: /s/ Michael P. Barnett
                                           -----------------------------
                                           Michael P. Barnett, President

Accepted and Agreed to:

WESTERBEKE CORPORATION


By: ________________________


Date: _______________________


cc:   H. Clark Lee, Chairman of the Board
      Peter B. Hill, Jr., Vice President
      Robert K. Humphryes, CFO
      Michael E. Shaff; Falk, Shaff & Ziebell, LLP